UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-31221

Total number of pages: 81

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 31, 2014	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the six months ended September 30, 2014
2.	Results for the first six months of the fiscal year ending March 31, 2015

Earnings Release	October 31, 2014
For the Six Months Ended September 30, 2014	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 10, 2014
Scheduled date for dividend payment:	November 20, 2014
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Six Months Ended September 30, 2014 (April 1, 2014 - September 30, 2014)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2014	2,172,976	(1.2)%	399,586	(15.5)%	404,062	(16.1)%	259,522	(13.6)%
Six months ended September 30, 2013	2,198,971	(0.4)%	473,155	0.4%	481,772	3.5%	300,400	5.1%

(Percentages above represent changes compared to the corresponding previous quarterly period)

(Note)	Comprehensive income attributable to	For the six months ended September 30, 2014:	257,061 million yen	(22.2)%
	NTT DOCOMO, INC.:	For the six months ended September 30, 2013:	330,379 million yen	11.0%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2014	62.61 (yen)	—
Six months ended September 30, 2013	72.44 (yen)	—

(Note)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
September 30, 2014	7,074,999	5,501,297	5,468,330	77.3%	1,379.07 (yen)
March 31, 2014	7,508,030	5,678,644	5,643,366	75.2%	1,360.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2014	—	3,000.00	—	30.00	—
Year ending March 31, 2015	—	30.00
Year ending March 31, 2015 (Forecasts)			—	35.00	65.00

(Note 1)	Revisions to the forecasts of dividends: Yes

(Note 2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Cash Dividends per Share” as of the end of the second quarter of the year ended March 31, 2014, was calculated before the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015 (April 1, 2014 - March 31, 2015)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2015	4,400,000	(1.4)%	630,000	(23.1)%	639,000	(23.3)%	420,000	(9.6)%	104.45 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: Yes

* Notes:

(1)	Changes in significant subsidiaries		None
(Changes in significant subsidiaries for the six months ended September 30, 2014 which resulted in changes in scope of consolidation)

(2)	Application of simplified or exceptional accounting		None

(3)	Changes in accounting policies
i.	Changes due to revision of accounting standards and other regulations:		None
ii.	Others:		None

(4)	Number of issued shares (common stock)
i.	Number of issued shares (inclusive of treasury stock):	As of September 30, 2014:	4,365,000,000 shares
		As of March 31, 2014:	4,365,000,000 shares

ii.	Number of treasury stock:	As of September 30, 2014:	399,770,021 shares
		As of March 31, 2014:	218,239,900 shares

iii.	Number of weighted average common shares outstanding:	For the six months ended September 30, 2014:	4,144,776,164 shares
		For the six months ended September 30, 2013:	4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares (common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2015” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 24, contained in the attachment.

2. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2015 are based on the assumption that DOCOMO will repurchase up to 320 million shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors’ meeting held on April 25, 2014.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2014

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

In the mobile telecommunications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

In this new competitive landscape, we have laid out our medium-term growth plan: “Medium-Term Vision 2015: Shaping a Smart Life.”

For the fiscal year ending March 31, 2015, we are addressing the challenge of establishing a new path to growth by reinforcing our comprehensive strengths in the four key areas of “billing plans/sales channel” providing a new billing scheme, “devices (handsets),” “network” and “services,” with the goal of being chosen by a greater number of customers.

To accelerate these initiatives, we performed a sweeping review of the operations of our entire corporate group and Service Subsidiaries (to which we had entrusted various operations, such as the call center which plays a fundamental role in our service offerings, support operations for agent resellers, and network construction and maintenance) into nine regional DOCOMO CS, Inc. companies, each of which operates in different regions of Japan. Each of these nine regional companies, engages in activities that had hitherto been carried out by the branches of NTT DOCOMO, INC., e.g., agent reseller assistance, corporate marketing, network construction and maintenance, etc. We believe the new community-based organization that we created as a result of this reorganization will allow us to more precisely and swiftly respond to customers’ requirements.

We will implement measures that will bring greater “happiness” to the lives of our customers, their family and society, so we can be chosen by customers as a “Partner for a Smart Life,” and maintain long-term customer relationships.

Operating revenues from Mobile communications services for the six months ended September 30, 2014, decreased by ¥104.0 billion from the same period of the previous fiscal year due mainly to the impact of penetration of the “Monthly Support” discount program and our new billing plan “Kake-hodai & Pake-aeru,” launched in June 2014. On the other hand, operating revenues from Equipment sales increased by ¥42.4 billion from the same period of the previous fiscal year, mainly as a result of an increase in the number of smartphones sold, and Other operating revenues increased by ¥35.5 billion from the same period of the previous fiscal year, mainly as a result of growing revenues from various services including “dmarket.” Consequently, total operating revenues decreased by ¥26.0 billion from the same period of the previous fiscal year to ¥2,173.0 billion.

Operating expenses increased by ¥47.6 billion from the same period of the previous fiscal year to ¥1,773.4 billion due mainly to an increase in revenue-linked expenses, cost of equipment sold and other expenses.

As a result, operating income decreased by ¥73.6 billion from the same period of the previous fiscal year to ¥399.6 billion for the six months ended September 30, 2014.

Income before income taxes and equity in net income (losses) of affiliates was ¥404.1 billion, and net income attributable to NTT DOCOMO, INC. decreased by ¥40.9 billion from the same period of the previous fiscal year to ¥259.5 billion for the six months ended September 30, 2014.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

Consolidated results of operations for the six months ended September 30, 2013 and 2014 were as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Operating revenues	¥2,199.0	¥2,173.0	¥(26.0)	(1.2)%
Operating expenses	1,725.8	1,773.4	47.6	2.8

Operating income	473.2	399.6	(73.6)	(15.5)
Other income (expense)	8.6	4.5	(4.1)	(48.1)

Income before income taxes and equity in net income (losses) of affiliates	481.8	404.1	(77.7)	(16.1)
Income taxes	183.6	141.9	(41.7)	(22.7)

Income before equity in net income (losses) of affiliates	298.2	262.2	(36.0)	(12.1)
Equity in net income (losses) of affiliates	(1.0)	(3.7)	(2.6)	(251.5)

Net income	297.2	258.5	(38.7)	(13.0)
Less: Net (income) loss attributable to noncontrolling interests	3.2	1.0	(2.2)	(67.9)

Net income attributable to NTT DOCOMO, INC.	¥300.4	¥259.5	¥(40.9)	(13.6)

EBITDA margin*	37.6%	34.2%	(3.4) point	—

ROCE before tax effect*	8.3%	6.9%	(1.4) point	—

ROCE after tax effect*	5.1%	4.4%	(0.7) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 23.

<Operating revenues>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Mobile communications services	¥1,491.7	¥1,387.8	¥(104.0)	(7.0)%
Voice revenues	542.4	452.6	(89.8)	(16.6)
Packet communications revenues	949.3	935.2	(14.2)	(1.5)
Equipment sales	399.4	441.9	42.4	10.6
Other operating revenues	307.8	343.3	35.5	11.5

Total operating revenues	¥2,199.0	¥2,173.0	¥(26.0)	(1.2)%

Note: Voice revenues include data communications revenues through circuit switching systems.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

<Operating expenses>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Personnel expenses	¥142.7	¥141.4	¥(1.3)	(0.9)%
Non-personnel expenses	1,085.1	1,140.0	54.9	5.1
Depreciation and amortization	339.1	323.4	(15.7)	(4.6)
Loss on disposal of property, plant and equipment and intangible assets	32.1	33.6	1.5	4.8
Communication network charges	107.2	114.8	7.5	7.0
Taxes and public dues	19.6	20.2	0.6	3.0

Total operating expenses	¥1,725.8	¥1,773.4	¥47.6	2.8%

<Trend of ARPU and MOU>

	Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Aggregate ARPU*	¥4,680	¥4,410	¥(270)	(5.8)%
Voice ARPU	1,470	1,230	(240)	(16.3)
Packet ARPU	2,720	2,640	(80)	(2.9)
Smart ARPU	490	540	50	10.2

MOU* (minutes)	110	108	(2)	(1.8)%

Note:

Starting with the second quarter of this fiscal year, the calculation method of ARPU and MOU was changed. ARPU and MOU figures as of the six months ended September 30, 2013, reflect these subsequent changes to the calculation method.

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 22 for definition and calculation methods.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

ii. Segment Results

Starting from the first quarter of this fiscal year, we realigned our reportable segments in order to clearly define our business management of mobile communications fields (where we are taking steps to reinforce our competitiveness) and new business fields (where we are striving for further expansion of revenue sources by making “Smart Life” a reality), toward the establishment of a new path to growth.

For details, please see 3. (4) “Notes to Consolidated Financial Statements.”

Mobile Communications Business—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Operating revenues from mobile communications business	¥1,889.4	¥1,824.0	¥(65.4)	(3.5)%
Operating income (loss) from mobile communications business	466.7	384.6	(82.1)	(17.6)

Our total number of mobile phone subscriptions as of September 30, 2014 was 64.29 million, an increase of 2.52 million subscriptions compared to the number as of September 30, 2013, and the churn rate for the six months ended September 30, 2014 was 0.65%.

Operating revenues from our mobile communications business decreased by ¥65.4 billion from the same period of the previous fiscal year to ¥1,824.0 billion for the six months ended September 30, 2014 due mainly to a decrease in mobile communications services revenues as a result of the impacts of increasing penetration of the “Monthly Support” discount program and our new billing plan, “Kake-hodai & Pake-aeru,” launched in June 2014.

Operating expenses from mobile communications business increased by ¥16.7 billion from the same period of the previous fiscal year to ¥1,439.4 billion for the six months ended September 30, 2014 due mainly to an increase in cost of equipment sold and consequently operating income from our mobile communications business decreased by ¥82.1 billion from the same period of the previous fiscal year to ¥384.6 billion for the six months ended September 30, 2014.

<<Highlights>>

<Billing Plan/Sales Channel>

We have been striving to expand the utilization of our new billing plan, “Kake-hodai & Pake-aeru,” to allow customers to utilize smartphones, “docomo keitai” feature phones and other mobile devices at affordable rates for a long period of time by selecting plans appropriate for their needs in different stages of life.

•

We introduced “Data L Pack,” a package that offers greater data allowances, and a new payment option that allows users to split the flat-rate packet charges equally among family members. In October 2014, we launched a billing arrangement called “Packet Kurikoshi,” in which automatically unused data allowances are carried over for the following month, to ensure waste-free packet usage.

•	The total number of “Kake-hodai & Pake-aeru” subscriptions reached 9 million and 10 million in September and October 2014, respectively.

<Overview of New Billing Plan>

Zutto DOCOMO Discount	• A service that offers weighted discounts based on the length of subscription • Offers discounts on data communication charges based on the subscription length of the user

U25 Ouen Discount	• A service that offers helpful discounts not only to students but to all customers of age 25 or younger • Provides a discount of ¥500/month on phone bill • Also offers free bonus packets of 1GB

Kake-hodai

•  Unlimited domestic voice calling at a flat monthly rate for any destination, including other DOCOMO phones or users of other mobile/fixed-line networks, with no restrictions on the number of calls or their duration

Pake-aeru

•  Allows packet data-quota sharing among family members or among multiple devices owned by a single user

•  Allows waste-free data usage through the sharing of a data quota among family members by selecting a plan suitable for the family’s total packet consumption

•  Additional packets can be purchased on an as-needed basis in months of heavy usage

DOCOMO Earnings Release	Six Months Ended September 30, 2014

<Devices (handsets)>

To expand our smartphone user base and to facilitate the adoption of multiple devices by a single user, we have strived to enrich our product lineup by releasing new smartphone models equipped with new functions, “docomo keitai” feature phones and “docomo tablets.”

•

We unveiled our 2014 summer handset collection comprising Android smartphones, “docomo keitai” feature phones and “docomo tablets.” These handsets are equipped with various DOCOMO-specific features including voice calls using VoLTE*[1] technology and emergency power-saving mode.

•	We started marketing “iPhone 6”*[2] and “iPhone 6 Plus.” *[2]

•	The total number of smartphones sold for the six months ended September 30, 2014 was 6.76 million units.

<Network>

We continued our efforts to take advantage of DOCOMO’s technical strengths to build a robust network pursuing “breadth,” “speed” and “convenience.”

•

To further expand the coverage of our Xi LTE service, we increased the total number of LTE base stations to 79,000 stations across Japan as of September 30, 2014 (moving towards our target of 95,300 LTE base stations as of March 31, 2015).

•

Toward the goal of further enhancement of the transmission speeds of our Xi LTE service, we increased the number of base stations compatible with a maximum download speed of 100Mps or higher to 20,600 stations as of September 30, 2014 (moving towards our target of 40,000 base stations as of March 31, 2015).

•	We commenced the trial service of “docomo Wi-Fi for visitor” a service that enables foreign travelers visiting Japan to utilize “docomo Wi-Fi” service.

*1:	Abbreviation for Voice over LTE. A technology that carries voice calls which enables high-quality and stable communication over LTE’s high-speed data communications network.
*2:	TM and (c) 2014 Apple Inc. All rights reserved. “iPhone” is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO. LTD.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2013	September 30, 2014	Increase (Decrease)
Cellular services	61,772	64,295	2,523	4.1%
Cellular (Xi) services	16,398	26,215	9,817	59.9
Cellular (FOMA) services	45,374	38,080	(7,294)	(16.1)
packet flat-rate services	39,242	40,728	1,486	3.8
sp-mode services	21,079	25,742	4,663	22.1
i-mode services	29,228	24,320	(4,909)	(16.8)

Notes:
1.	Number of subscriptions to Cellular services, Cellular (Xi) services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.
3.	Number of subscriptions to packet flat-rate services includes “Share Option” subscriptions under the “Kake-hodai & Pake-aeru” plan.

<Number of handsets sold and churn rate>

	Thousand units
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Number of handsets sold	10,473	10,948	475	4.5%
Cellular (Xi) services
New Xi subscription	1,883	2,445	562	29.9
Change of subscription from FOMA	3,604	2,816	(788)	(21.9)
Xi handset upgrade by Xi subscribers	933	2,518	1,585	169.8
Cellular (FOMA) services
New FOMA subscription	1,533	1,220	(313)	(20.4)
Change of subscription from Xi	30	64	34	115.9
FOMA handset upgrade by FOMA subscribers	2,491	1,886	(605)	(24.3)

Churn Rate	0.86%	0.65%	(0.21) point	—

DOCOMO Earnings Release	Six Months Ended September 30, 2014

Smart Life Business—

The services provided as part of our smart life business include video and music distribution, electronic books and other services offered through our “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services.

<Results of operations>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Operating revenues from smart life business	¥173.9	¥205.0	¥31.1	17.9%
Operating income (loss) from smart life business	7.8	12.3	4.6	58.6

Operating revenues from smart life business increased by ¥31.1 billion from the same period of the prior fiscal year to ¥205.0 billion for the six months ended September 30, 2014 owing to an increase in the growing revenues from various services including “dmarket.” Operating expenses from smart life business were ¥192.6 billion for the six months ended September 30, 2014, an increase of ¥26.6 billion from the same period of the previous fiscal year. As a consequence, the operating income from our smart life business amounted to ¥12.3 billion for the six months ended September 30, 2014.

<<Highlights>>

<Services>

We are continuing our endeavors to make “Smart Life” a reality by adding more attractive content to our “dmarket” portal and delivering various new services that users will find useful in various scenes of life.

•	The combined number of “dmarket” store subscriptions*[1] reached 7.80 million as of September 30, 2014 (moving towards our target of acquiring 10 million subscriptions as quickly as possible.)

•

The combined number of subscriptions to “Karada no tokei” (healthcare service for biological clock adjustment) and “Karada no kimochi” (healthcare service for women) topped one million. These services provide users with health-related tips based on user’s body data obtained via wearable devices, etc.

•

On October 1, 2014, in cooperation with the Chiyoda Ward of Tokyo, we commenced a feasibility test for Chiyoda Ward’s “Chiyokuru” community-cycle*[2] service. DOCOMO’s next-generation community-cycle system*[3] enables efficient operation of the test.

*1:	Total number of users using “dvideo,” “dhits,” “danime store,” “dkids” and “dmagazine” services under a monthly subscription arrangement.
*2:	A bicycle rental service that allows users to rent and return a bicycle from/to a port of convenience out of multiple port locations spread across the community.
*3:	A system which equips bicycles with communications capability, GPS and remote control features, eliminating the need to install these capabilities at the port side as with traditional systems.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

Other Businesses—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Operating revenues from other businesses	¥148.2	¥158.1	¥10.0	6.7%
Operating income (loss) from other businesses	(1.3)	2.7	4.0	—

Operating revenues from other businesses increased by ¥10.0 billion from the same period of the prior fiscal year to ¥158.1 billion for the six months ended September 30, 2014, mainly driven by the growth of revenues from our “Mobile Phone Protection & Delivery service.” Operating expenses from other businesses were ¥155.5 billion for the six months ended September 30, 2014, an increase of ¥6.0 billion from the same period of the prior fiscal year. Consequently, we recorded operating income of ¥2.7 billion from other businesses for the six months ended September 30, 2014.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

iii. CSR Activities

In accordance with our medium-term business plan, “Medium-Term Vision 2015,” we are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR as the core of our corporate management.

The principal actions undertaken during the six months ended September 30, 2014 are summarized below:

•

We decided to open the buildings* owned by NTT DOCOMO, INC. in the Kanto and other regions in the event of a disaster, so they can serve as a temporary support center for people forced to return home on foot. We plan to offer mobile phone battery charging service, emergency food and water, rest areas, toilets and blankets at these locations.

•

In response to the recent typhoons and torrential rainfall, we extended the bill payment deadline and remitted a part of handset repair charges to users living in the areas designated under the Disaster Relief Act, and furnished local governments with rental mobile phones.

•

We established a “Disaster Relief Charity Website” in the aftermath of the Yunnan earthquake in China and the torrential rainfall in Japan in August 2014. We raised funds from a broad base of donors, which was used to assist the affected areas.

*	We plan to open such buildings, including those owned together with third parties, entrances and other places if safety is confirmed based on our own safety standards.

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Total capital expenditures	¥301.8	¥292.5	¥(9.2)	(3.1)%
Mobile communications business	285.9	282.9	(3.0)	(1.0)
Smart life business	9.4	5.7	(3.7)	(39.6)
Other businesses	6.5	3.9	(2.6)	(39.3)

To build a robust network pursuing “breadth,” “speed” and “convenience,” we continued our efforts for Xi LTE coverage expansion, speed enhancement, and facility buildup to accommodate the growth of data traffic, while working on the improvement of the efficiency of construction and the reduction of equipment procurement costs. As a result, the total amount of capital expenditures decreased by 3.1% from the same period of the prior fiscal year to ¥292.5 billion for the six months ended September 30, 2014.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(2) Financial Review

i. Financial Position

	Billions of yen
	September 30, 2013	September 30, 2014	Increase (Decrease)		(Reference) March 31, 2014
Total assets	¥7,281.8	¥7,075.0	¥(206.8)	(2.8)%	¥7,508.0
NTT DOCOMO, INC. shareholders’ equity	5,574.4	5,468.3	(106.0)	(1.9)	5,643.4
Liabilities	1,668.8	1,558.7	(110.0)	(6.6)	1,814.5
Including: Interest bearing liabilities	242.7	228.5	(14.2)	(5.9)	230.3

Shareholders’ equity ratio (1) (%)	76.6%	77.3%	0.7 point	—	75.2%
Debt to Equity ratio (2) (multiple)	0.044	0.042	(0.002)	—	0.041

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Net cash provided by operating activities	¥579.7	¥524.3	¥(55.3)	(9.5)%
Net cash used in investing activities	(452.4)	(393.4)	59.1	13.1
Net cash used in financing activities	(143.1)	(440.4)	(297.3)	(207.7)
Free cash flows (1)	127.2	131.0	3.7	2.9
Free cash flows excluding changes in investments for cash management purposes (2)*	199.3	143.5	(55.8)	(28.0)

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes : Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 23.

For the six months ended September 30, 2014, net cash provided by operating activities was ¥524.3 billion, a decrease of ¥55.3 billion (9.5%) from the same period of the previous fiscal year. This was due mainly to a decrease in mobile communications services revenues and an increase in cash outflows resulting from an increase in paid for income taxes.

Net cash used in investing activities was ¥393.4 billion, a decrease of ¥59.1 billion (13.1%) from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows resulting from short-term bailment for consumption to a related party for cash management purposes, despite an increase in cash outflows for purchases of property, plant and equipment.

Net cash used in financing activities was ¥440.4 billion, an increase of ¥297.3 billion (207.7%) from the same period of the previous fiscal year, due mainly to an increase in cash outflows resulting from payments to acquire treasury stock.

As a result, the balance of cash and cash equivalents was ¥215.9 billion as of September 30, 2014, a decrease of ¥311.0 billion (59.0%) from the previous fiscal year end.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(3) Prospects for the Fiscal Year Ending March 31, 2015

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we have revised our forecasts as follows.

The migration of customers to our new billing plan is growing faster than expected, which will have a negative impact on our operating revenues at first. We also expect net income from equipment sales to trend downward as a result of a lower sales price per-unit to resellers than we originally expected due to greater competition than we originally expected. However, we expect these factors to have a positive impacts over the medium-term in that we expect such factors to contribute to our retaining our customer base, moderating selling costs, stopping the decreasing trend in our average Voice ARPU as remaining customers switch to the new billing plan and contributing to an increase in customers’ usage of our packet services.

On the expense side, we now plan at further to achieve greater cost reduction than we originally had planned to achieve.

As a result of these factors, we revised our operating revenues forecast downward by ¥190.0 billion to ¥4,400.0 billion and revised our operating expenses forecast downward by ¥70.0 billion to ¥3,770.0 billion. Accordingly, our current operating income forecast is ¥630.0 billion, a decrease of ¥120.0 billion from the original forecast.

	Billions of yen
	Year ending March 31, 2015 (Original Forecasts)	Year ending March 31, 2015 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2014 (Actual Results)
Operating revenues	¥4,590.0	¥4,400.0	¥(190.0)	(4.1)%	¥4,461.2
Operating income	750.0	630.0	(120.0)	(16.0)	819.2
Income before income taxes and equity in net income (losses) of affiliates	758.0	639.0	(119.0)	(15.7)	833.0
Net income attributable to NTT DOCOMO, INC.	480.0	420.0	(60.0)	(12.5)	464.7
Capital expenditures	690.0	690.0	—	—	703.1
Adjusted free cash flows excluding the changes in investments for cash management purposes*	280.0	160.0	(120.0)	(42.9)	257.2
EBITDA*	1,499.0	1,326.0	(173.0)	(11.5)	1,572.2
EBITDA margin*	32.7%	30.1%	(2.6) point	—	35.2%
ROCE before tax effect*	13.1%	10.8%	(2.3) point	—	14.3%
ROCE after tax effect*	8.4%	6.9%	(1.5) point	—	8.8%

*

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 23.

DOCOMO Earnings Release	Six Months Ended September 30, 2014

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Six Months Ended September 30, 2014

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	September 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥215,937
Short-term investments	19,561	31,973
Accounts receivable	281,509	202,320
Receivables held for sale	787,459	834,160
Credit card receivables	220,979	227,658
Other receivables	315,962	312,622
Allowance for doubtful accounts	(15,078)	(12,983)
Inventories	232,126	164,410
Deferred tax assets	61,592	53,629
Prepaid expenses and other current assets	95,732	103,909

Total current assets	2,526,762	2,133,635

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	5,007,023
Buildings and structures	897,759	901,857
Tools, furniture and fixtures	553,497	545,603
Land	201,121	200,578
Construction in progress	158,173	158,718
Accumulated depreciation and amortization	(4,228,610)	(4,281,665)

Total property, plant and equipment, net	2,557,766	2,532,114

Non-current investments and other assets:
Investments in affiliates	424,531	407,540
Marketable securities and other investments	171,875	180,636
Intangible assets, net	665,960	634,441
Goodwill	262,462	259,897
Other assets	629,174	660,423
Deferred tax assets	269,500	266,313

Total non-current investments and other assets	2,423,502	2,409,250

Total assets	¥7,508,030	¥7,074,999

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥219
Short-term borrowings	9,495	7,755
Accounts payable, trade	798,315	605,415
Accrued payroll	54,294	54,008
Accrued income taxes	175,683	126,935
Other current liabilities	167,951	158,048

Total current liabilities	1,205,986	952,380

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,500
Accrued liabilities for point programs	113,001	95,946
Liability for employees’ retirement benefits	160,666	164,098
Other long-term liabilities	114,261	125,817

Total long-term liabilities	608,531	606,361

Total liabilities	1,814,517	1,558,741

Redeemable noncontrolling interests	14,869	14,961

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,875	732,875
Retained earnings	4,328,389	4,463,508
Accumulated other comprehensive income (loss)	9,590	7,129
Treasury stock	(377,168)	(684,862)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,468,330
Noncontrolling interests	35,278	32,967

Total equity	5,678,644	5,501,297

Total liabilities and equity	¥7,508,030	¥7,074,999

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
Operating revenues:
Mobile communications services	¥1,491,726	¥1,387,759
Equipment sales	399,424	441,868
Other operating revenues	307,821	343,349

Total operating revenues	2,198,971	2,172,976

Operating expenses:
Cost of services (exclusive of items shown separately below)	516,630	555,623
Cost of equipment sold (exclusive of items shown separately below)	325,966	381,838
Depreciation and amortization	339,097	323,431
Selling, general and administrative	544,123	512,498

Total operating expenses	1,725,816	1,773,390

Operating income	473,155	399,586

Other income (expense):
Interest expense	(791)	(505)
Interest income	856	720
Other, net	8,552	4,261

Total other income (expense)	8,617	4,476

Income before income taxes and equity in net income (losses) of affiliates	481,772	404,062

Income taxes:
Current	180,162	130,116
Deferred	3,409	11,783

Total income taxes	183,571	141,899

Income before equity in net income (losses) of affiliates	298,201	262,163

Equity in net income (losses) of affiliates	(1,048)	(3,684)

Net income	297,153	258,479

Less: Net (income) loss attributable to noncontrolling interests	3,247	1,043

Net income attributable to NTT DOCOMO, INC.	¥300,400	¥259,522

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	4,144,776,164

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥72.44	¥62.61

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
Net income	¥297,153	¥258,479
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	14,130	6,427
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(9)	39
Foreign currency translation adjustment, net of applicable taxes	15,568	(8,932)
Pension liability adjustment, net of applicable taxes	397	(78)

Total other comprehensive income (loss)	30,086	(2,544)

Comprehensive income	327,239	255,935

Less: Comprehensive (income) loss attributable to noncontrolling interests	3,140	1,126

Comprehensive income attributable to NTT DOCOMO, INC.	¥330,379	¥257,061

15

DOCOMO Earnings Release	Six Months Ended September 30, 2014

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Operating revenues:
Mobile communications services	¥741,868	¥687,098
Equipment sales	186,943	234,881
Other operating revenues	156,586	175,694

Total operating revenues	1,085,397	1,097,673

Operating expenses:
Cost of services (exclusive of items shown separately below)	265,591	290,036
Cost of equipment sold (exclusive of items shown separately below)	148,712	204,582
Depreciation and amortization	172,457	156,248
Selling, general and administrative	272,953	256,861

Total operating expenses	859,713	907,727

Operating income	225,684	189,946

Other income (expense):
Interest expense	(312)	(225)
Interest income	429	316
Other, net	3,487	1,551

Total other income (expense)	3,604	1,642

Income before income taxes and equity in net income (losses) of affiliates	229,288	191,588

Income taxes:
Current	100,895	66,315
Deferred	(13,472)	2,061

Total income taxes	87,423	68,376

Income before equity in net income (losses) of affiliates	141,865	123,212

Equity in net income (losses) of affiliates	(1,345)	(127)

Net income	140,520	123,085

Less: Net (income) loss attributable to noncontrolling interests	1,871	56

Net income attributable to NTT DOCOMO, INC.	¥142,391	¥123,141

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	4,142,813,793

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥34.34	¥29.72

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
Net income	¥140,520	¥123,085
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	2,866	2,527
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	23	12
Foreign currency translation adjustment, net of applicable taxes	(334)	(2,253)
Pension liability adjustment, net of applicable taxes	251	(100)

Total other comprehensive income (loss)	2,806	186

Comprehensive income	143,326	123,271

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,822	76

Comprehensive income attributable to NTT DOCOMO, INC.	¥145,148	¥123,347

16

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
Cash flows from operating activities:
Net income	¥297,153	¥258,479
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	339,097	323,431
Deferred taxes	3,409	11,783
Loss on sale or disposal of property, plant and equipment	14,205	20,765
Equity in net (income) losses of affiliates	1,048	3,684
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	59,100	78,450
(Increase) / decrease in receivables held for sale	(54,088)	(46,701)
(Increase) / decrease in credit card receivables	(5,696)	(3,816)
(Increase) / decrease in other receivables	(12,860)	1,109
Increase / (decrease) in allowance for doubtful accounts	(4,197)	1,985
(Increase) / decrease in inventories	(6,036)	65,670
(Increase) / decrease in prepaid expenses and other current assets	(16,924)	(7,744)
(Increase) / decrease in non-current receivables held for sale	(9,139)	(27,941)
Increase / (decrease) in accounts payable, trade	(64,600)	(108,705)
Increase / (decrease) in accrued income taxes	39,648	(48,659)
Increase / (decrease) in other current liabilities	(4,081)	(3,808)
Increase / (decrease) in accrued liabilities for point programs	(13,294)	(17,055)
Increase / (decrease) in liability for employees’ retirement benefits	4,783	3,448
Increase / (decrease) in other long-term liabilities	(40)	11,850
Other, net	12,165	8,099

Net cash provided by operating activities	579,653	524,324

Cash flows from investing activities:
Purchases of property, plant and equipment	(250,922)	(279,159)
Purchases of intangible and other assets	(105,767)	(93,574)
Purchases of non-current investments	(13,834)	(1,743)
Proceeds from sale of non-current investments	3,268	411
Acquisitions of subsidiaries, net of cash acquired	(8,611)	—
Purchases of short-term investments	(34,602)	(30,058)
Redemption of short-term investments	32,576	17,551
Short-term bailment for consumption to a related party	(70,000)	—
Other, net	(4,534)	(6,798)

Net cash used in investing activities	(452,426)	(393,370)

Cash flows from financing activities:
Repayment of long-term debt	(4,748)	(131)
Proceeds from short-term borrowings	7,252	11,252
Repayment of short-term borrowings	(19,097)	(12,936)
Principal payments under capital lease obligations	(1,104)	(873)
Payments to acquire treasury stock	—	(307,694)
Dividends paid	(124,387)	(124,427)
Other, net	(1,019)	(5,564)

Net cash provided by (used in) financing activities	(143,103)	(440,373)

Effect of exchange rate changes on cash and cash equivalents	2,250	(1,564)

Net increase (decrease) in cash and cash equivalents	(13,626)	(310,983)
Cash and cash equivalents as of beginning of period	493,674	526,920

Cash and cash equivalents as of end of period	¥480,048	¥215,937

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥877	¥1,525
Cash paid during the period for:
Interest, net of amount capitalized	795	456
Income taxes	140,790	178,980

17

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

Share Repurchases

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not to exceed ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

As mentioned above, the meeting of the board of directors approved share repurchase plans as follows:

		Shares	Millions of yen
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased	Approved maximum budget for share repurchase
August 6, 2014	August 7, 2014 - September 3, 2014	206,489,675	¥350,000

Aggregate number and price of shares repurchased are summarized as follows:

	Shares/Millions of yen
	Six months ended September 30, 2014	Three months ended September 30, 2014
Aggregate number of shares repurchased	181,530,121	181,530,121
Aggregate price of shares repurchased	¥307,694	¥307,694

Aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), for the six months ended September 30, 2014 and for the three months ended September 30, 2014 are 176,991,100 shares and ¥300,000 million.

On October 31, 2014, the board of directors resolved to approve an implementation of NTT DOCOMO, INC.’s repurchase of up to 138,469,879 outstanding shares of its common stock for an amount in total not to exceed ¥192,306 million during the period from November 1, 2014 through March 31, 2015.

18

DOCOMO Earnings Release	Six Months Ended September 30, 2014

iii. Segment Information

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of mobile communications business, smart life business and other businesses from the first quarter of this fiscal year in order to clearly define its business management of the mobile communications fields where DOCOMO is taking steps to reinforce its competitiveness, and the new business fields where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The mobile communications business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone protection and delivery services”, as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the six months ended September 30, 2013 and the three months ended September 30, 2013 has been restated to conform to the presentation for the six months ended September 30, 2014 and the three months ended September 30, 2014.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Mobile communications business-
External customers	¥1,888,457	¥1,823,431
Intersegment	910	560

Subtotal	1,889,367	1,823,991
Smart life business-
External customers	168,220	197,283
Intersegment	5,640	7,695

Subtotal	173,860	204,978
Other businesses-
External customers	142,294	152,262
Intersegment	5,857	5,873

Subtotal	148,151	158,135

Total	2,211,378	2,187,104
Elimination	(12,407)	(14,128)

Consolidated	¥2,198,971	¥2,172,976

19

DOCOMO Earnings Release	Six Months Ended September 30, 2014

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Mobile communications business-
External customers	¥927,408	¥918,462
Intersegment	574	368

Subtotal	927,982	918,830
Smart life business-
External customers	85,810	101,179
Intersegment	2,801	4,153

Subtotal	88,611	105,332
Other businesses-
External customers	72,179	78,032
Intersegment	3,205	2,933

Subtotal	75,384	80,965

Total	1,091,977	1,105,127
Elimination	(6,580)	(7,454)

Consolidated	¥1,085,397	¥1,097,673

Segment operating income (loss):

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Mobile communications business	¥466,689	¥384,573
Smart life business	7,776	12,333
Other businesses	(1,310)	2,680

Total	473,155	399,586
Elimination	—	—

Consolidated	¥473,155	¥399,586

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Mobile communications business	¥223,246	¥181,439
Smart life business	2,506	5,745
Other businesses	(68)	2,762

Total	225,684	189,946
Elimination	—	—

Consolidated	¥225,684	¥189,946

Operating income is operating revenues less operating expenses.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

iv. Subsequent event

On October 31, 2014, the board of directors resolved to approve an implementation of NTT DOCOMO, INC.’s repurchase of outstanding shares of its common stock. Related information is disclosed in “ ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity.”

20

DOCOMO Earnings Release	Six Months Ended September 30, 2014

4. Appendices

(1) Operating Data for the 2nd Quarter of the Fiscal Year Ending March 31, 2015

Full-year Forecasts: as revised on October 31, 2014

		Fiscal Year Ended Mar. 31, 2014 Six Months (Apr. - Sep. 2013) Results		Fiscal Year Ending Mar. 31, 2015 Six Months (Apr. - Sep. 2014) Results		[Ref.] Fiscal Year Ended Mar. 31, 2014 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2015 Full-year Forecasts
			Second Quarter (Jul. - Sep. 2013) Results		Second Quarter (Jul. - Sep. 2014) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	61,772	61,772	64,295	64,295	63,105	67,000
Xi	thousands	16,398	16,398	26,215	26,215	21,965	29,700
FOMA (1)	thousands	45,374	45,374	38,080	38,080	41,140	37,300
Communication Module Service	thousands	3,271	3,271	3,464	3,464	3,338	—
Packet Flat-rate Services Subscriptions (2)	thousands	39,242	39,242	40,728	40,728	40,148	—
Net Increase from Previous Period (3)	thousands	236	149	1,190	729	1,569	3,900
Xi	thousands	4,832	2,200	4,250	2,171	10,399	7,700
FOMA (1)	thousands	(4,596)	(2,051)	(3,060)	(1,443)	(8,830)	(3,800)
sp-mode Subscriptions	thousands	21,079	21,079	25,742	25,742	23,781	28,000
i-mode Subscriptions	thousands	29,228	29,228	24,320	24,320	26,415	22,700
Churn Rate (3)%		0.86	0.86	0.65	0.62	0.87	—
Number of Handsets Sold (4)	thousands	10,473	5,080	10,948	5,792	22,514	—
ARPU and MOU
Aggregate ARPU (5) (8)	yen/month/subscription	4,680	4,680	4,410	4,370	4,610	4,350
Voice ARPU (6)	yen/month/subscription	1,470	1,460	1,230	1,190	1,410	1,180
Packet ARPU	yen/month/subscription	2,720	2,720	2,640	2,620	2,700	2,600
Smart ARPU	yen/month/subscription	490	500	540	560	500	570
MOU (7) (8)	minute/month/subscription	110	110	108	112	109	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 22, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Number of subscriptions to packet flat-rate services includes “Share Option” subscriptions under the “Kake-hodai & Pake-aeru” plan.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)

Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(6)	Inclusive of circuit-switched data communication
(7)

Data are calculated excluding subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(8)

Calculation Methods has been changed from the Second Quarter of the Fiscal Year Ending March 31, 2015. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2014 Full-Year Results, Six Months (April to September 2013) Results and Second Quarter (July to September 2013) Results have also been changed.)

21

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Method

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:

Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU and MOU calculations.

22

DOCOMO Earnings Release	Six Months Ended September 30, 2014

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2015 (Revised Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2015 (Revised Forecasts)	Year ended March 31, 2014	Six months ended September 30, 2013	Six months ended September 30, 2014
a. EBITDA	¥1,326.0	¥1,572.2	¥826.5	¥743.8

Depreciation and amortization	(659.0)	(718.7)	(339.1)	(323.4)
Loss on sale or disposal of property, plant and equipment	(37.0)	(34.3)	(14.2)	(20.8)

Operating income	630.0	819.2	473.2	399.6

Other income (expense)	9.0	13.9	8.6	4.5
Income taxes	(221.0)	(308.0)	(183.6)	(141.9)
Equity in net income (losses) of affiliates	1.0	(69.1)	(1.0)	(3.7)
Less: Net (income) loss attributable to noncontrolling interests	1.0	8.8	3.2	1.0

b. Net income attributable to NTT DOCOMO, INC.	420.0	464.7	300.4	259.5

c. Operating revenues	4,400.0	4,461.2	2,199.0	2,173.0

EBITDA margin (=a/c)	30.1%	35.2%	37.6%	34.2%
Net income margin (=b/c)	9.5%	10.4%	13.7%	11.9%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2015 (Revised Forecasts)	Year ended March 31, 2014	Six months ended September 30, 2013	Six months ended September 30, 2014
a. Operating income	¥630.0	¥819.2	¥473.2	¥399.6
b. Operating income after tax effect {=a*(1-effective tax rate)}	404.5	507.1	292.9	256.5
c. Capital employed	5,822.7	5,748.0	5,719.7	5,785.3

ROCE before tax effect (=a/c)	10.8%	14.3%	8.3%	6.9%
ROCE after tax effect (=b/c)	6.9%	8.8%	5.1%	4.4%

Notes:

Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2014 (or 2013) and 2015 (or 2014)

Capital employed (for six months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2014 (or 2013) and September 30, 2014 (or 2013)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the year ended September 30, 2013 and March 31, 2014 was 38.1%.

The effective tax rate for the year ending September 30, 2014 and March 31, 2015 (Forecast) was 35.8%.

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2015 (Revised Forecasts)	Year ended March 31, 2014	Six months ended September 30, 2013	Six months ended September 30, 2014
Net cash provided by operating activities	¥850.0	¥1,000.6	¥579.7	¥524.3
Net cash used in investing activities	(690.0)	(703.6)	(452.4)	(393.4)

Free cash flows	160.0	297.1	127.2	131.0

Changes in investments for cash management purposes	—	39.9	(72.0)	(12.5)

Free cash flows excluding changes in investments for cash management purposes	160.0	257.2	199.3	143.5

Notes:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2015.

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2015 due to the difficulties in forecasting such effect.

23

DOCOMO Earnings Release	Six Months Ended September 30, 2014

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

24

Results Presentation

for the First Six Months of the Fiscal Year Ending March 31, 2015

October 31, 2014

1. Results Highlights

Principal Financial Results Operational Data

2. Revised Full-Year Guidance

Revised Guidance / Factors Behind Revision Actions Planned for FY2014/2H

3. Medium-Term Targets for Income Recovery

1

FY2014/1H Results Summary

U.S. GAAP

Operating revenues/income: DOWN year-on-year Operational performance continues to improve

Financial data

Operating revenues

Operating income

Operational data

New billing plan subs

Net additions

Smartphone users

¥ 2,173 billion (Down -1.2% YOY) : :

¥ 399.6 billion (Down -15.5% YOY)

: 9.43 million

: 1.19 million (Up approx. 5-fold YOY)

: 26.40 million (Up approx. 1.2-fold YOY)

Consolidated financial statements in this document are unaudited

2

Selected Financial Data

U.S. GAAP

FY2013/1H FY2014/1H Changes

(Billions of yen) (1) (2) (2) – (1)

Operating revenues 2,199.0 2,173.0 -26.0 Operating expenses 1,725.8 1,773.4 +47.6 Operating income 473.2 399.6 -73.6 Net income attributable to 300.4 259.5 -40.9 NTT DOCOMO, INC.

EBITDA margin (%) *1 37.6 34.2 -3.4 Capital expenditures 301.8 292.5 -9.2 Adjusted free cash flow *1*2 199.3 143.5 -55.8

*1: GAAP For an in this explanation document of and the calculation the IR page processes of our website, of these www numbers, .nttdocomo please .co .see jp the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S.

*2: with Adjusted original free maturities cash flow of excludes longer than the three effects months of changes . in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes

3

Results by Segment

U.S. GAAP

(Billions of yen) FY2013/1H FY2014/1H Changes (1) (2) (2) – (1)

Mobile Operating 1,889.4 1,824.0 -65.4

revenues

communications

business Operating

income 466.7 384.6 -82.1

Operating

Smart life revenues 173.9 205.0 +31.1

New business Operating

income 7.8 12.3 +4.6

Operating

Other revenues 148.2 158.1 +10.0

businesses businesses Operating

income -1.3 2.7 +4.0

4

Key Factors Behind YOY U.S.

Changes in Operating Income GAAP

¥473.2 Increase in

Increase in equipment sales

billion yen packet revenues*1 : revenues :

Up ¥31.1 billion Increase in Up ¥42.4 billion Decrease in

network-related

other operating expenses : ¥399.6

revenues : Down ¥6.6 billion

Up ¥35.5 billion billion yen

Decrease in

voice revenues*1 : Increase in Increase in other

Down ¥54.2 billion equipment sales expenses :

Impact of “Monthly expenses*2 : Up ¥10.4 billion

Support” discounts : Up ¥43.8 billion

Operating revenues: Operating expenses:

-¥26.0 billion +¥47.6 billion

FY13/1H FY14/1H

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers

5

New Billing Plan

No. of subs: Topped 10 million

Oct. 14, 2014:

Over 10 mil

Jul. 5, 2014:

Over 5 mil

At service launch:

2.08 mil

No. of No. of pre-orders subscriptions

6

ARPU (Exclusive of Monthly Support Impact)

Negative impact of new billing plan becomes apparent first

(Yen)

5,310 5,260

Smart ARPU

+50 Impact of

new billing plan

Voice ARPU* Packet ARPU*

-120 +130 -110

FY13/1H FY14/1H

ARPU and MOU calculation methods have been changed beginning with results presentation for the first six months of the fiscal year ending Mar. 31, 2015. Accordingly, the ARPU data for the first six months of the fiscal year ending Mar. 31, 2014 have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.

* Exclusive of the impact of new billing plan

7

Net Additions

Up significantly compared to same period of previous year

(Million subs)

Up approx.

1.19

5-fold YOY

0.24

FY13/1H FY14/1H

8

New Sales

(Million subs)

Up approx.

7% YOY

3.66

3.42 FY13/1H FY14/1H

Recording

YOY increase

9

Churn Rate

Trend of improvement continues

1.00%

0.86%

0.76%

0.67%

0.62%

FY13/2Q 3Q 4Q FY14/1Q 2Q

10

MNP Performance

(1,000 subs)

2Q 3Q 4Q 1Q 2Q

-200

-390

-530

-210

-420

-220

-410

-90 -90

-390

FY12 FY13 FY14

Trend of

improvement

continues

11

Total Handset/Smartphone Sales

(Million units)

Total handsets sold:

10.47

10.95

Smartphones sold:

6.76

6.32

Recording

YOY increase

FY13/1H

FY14/1H

12

Tablet Sales

(1,000 units)

Up approx. 60% YOY

720

460

1.19

FY13/1H FY14/1H

Adoption of tablets as a second mobile device accelerating

13

Smartphone Users

(Million subs)

% of LTE-enabled 87% smartphone users:

26.40 Smartphone users

66%

increasing at a

21.57 favorable pace

% of LTE smartphones: Slightly less than 90% of total

FY13 FY14

2Q 3Q 4Q 1Q 2Q

Numbers in the graph above represent the data as of the end of each quarter 14

LTE Subscriptions

(Million subs)

Increased by

approx.10 million

from FY13/2Q 26.22

16.40

Grew to over 26 million

Uptake of also expanding

Combined sales of

8 VoLTE-enabled models:

Approx. 1.3 million

FY13 FY14

2Q 3Q 4Q 1Q 2Q

? Numbers in the graph above represent the subscription count at the end of each quarter.

LTE Network

LTE base station rollout progressing favorably

Japan’s fastest 225Mbps service (LTE-Advanced) to start within FY14

95,300 stations 79,000 stations

66,300 stations

BSs compatible with max. download speed of 100Mbps or higher

40,000

20,600

10,900

Jun. 31, 2014 Sep. 30, 2014 Mar. 31, 2015 target

The Transmission speeds above represent the maximum download speed specified in the technical standard. The actual throughput may vary depending on the communication environment and other factors. 225Mbps is the fastest transmission rate planned in Japan’s mobile communications market as of October 2014.

Growth of New Business Revenues

Achieving favorable progress

(Billions of yen) toward target

New business

revenues:

Up approx. 13%

363

322

Other

businesses:

148

158 FY14 full-year

target:

¥770 billion

Smart life

business:

174

205

FY13/1H FY14/1H

Amounts are inclusive of inter-segment transactions under the new reportable segment classification

Total "dmarket" Transactions

Growing steadily


(Billions of yen)
Up approx.
30% YOY
27.0
34.6
FY13/1H
FY14/1H

Principal achievements:

"dmagazine"
Acquired over 500,000 subs in three months after service launch

"dhits"
¥500/month service driving growth of subscriptions

"dtravel"
Special summary holiday resort package and other offers garner good reviews

18

“dmarket” Subscriptions

Growth trend continues

(Million subs)

“dmarket” 7.80 No. of subs (As of Sept. 30, 2014)

“dvideo” “d anime store”

4.00 million subs 1.18 million subs

“dhits”

¥500/month ¥300/month

service: service:

7.02 690,000 subs 1.31 million subs

“dmagazine” “dkids”

510,000 subs 120,000 subs

FY13/2Q 3Q 4Q FY14/1Q 2Q

No. of “dmarket” subscriptions in this page accounts for only monthly subscriptions, and one-time transactions are not included.

The numbers in the graph above represent the subscriber count at the end of each quarter.

Historical Growth of “dmarket” Usage Per Subscriber Growing steadily

(Yen) Up approx.

30% YOY 990

750

FY13/2Q 3Q 4Q FY14/1Q 2Q

Quarterly dmarket usage per subscriber is calculated by dividing the total amount of dmarket transactions for the quarter by the sum of unique users for each month of the quarter. The amounts are exclusive of tax.

FY14/1H Results Snapshot

New billing plan enjoys favorable reviews

Improved net additions, MNP and churn rate and other operational performance

Continuously controlled handset sales expenses

Negative revenue impact preceded, but magnitude of impact has gradually moderated

New businesses achieving favorable growth

LTE network reinforcement progressing as planned

1. Results Highlights

Principal Financial Results

Operational Data

2. Revised Full-Year Guidance

Revised Guidance/Factors Behind Revision

Actions Planned for FY2014/2H

3. Medium-Term Targets for Income Recovery

FY2014 Forecasts <Revised>

U.S. GAAP

(Billions of yen)	FY2014 initial forecast (1)	FY2014 revised forecast (2)	Changes (2) –(1)
Operating revenues	4,590.0	4,400.0	-190.0
Operating income	750.0	630.0	-120.0
Net income attributable to NTT DOCOMO, INC.	480.0	420.0	-60.0
Adjusted free cash flow*1*2	280.0	160.0	-120.0

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in this document and the IR page of our website, www.nttdocomo.co.jp

*2: Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

23

(Operating Key Factors Income Behind Guidance) Revision

(Compared to initial guidance)

Impact of new billing plan : -¥120 billion

Impact of equipment sales*

Cost reduction

: -¥60 billion

: +¥50 billion

* Before subtracting the decrease in equipment sales revenues from operating revenues

New Billing Plan : Impact on profits

Expected to recover gradually

FY2014

Negative

impact on -¥40 billion (actual) -¥60 billion (estimate)

profits (YOY)

Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar

% of users subscribing to larger data buckets on the increase % of users with upside potential to total new billing plan subs rising Drop of monthly billed amount per user post migration shrinking

* Users with upside potential : User segments that offer usage growth potential after switching to new billing plan

Packet Traffic

Recording steady increase

Total packet traffic:

Up 1.5-fold

Lead traffic growth to increased packet revenues over the medium term

FY13/1H FY14/1H

Recovery Trend (1)

Selection rate of larger data buckets: on the increase

Selection more expensive rate of “Data packages M” or Selection rate of “Share Pack 15”

(Plan for individuals) or more expensive packages Actions undertaken (Plan for families)

Approx. Approx. Launch of “Data L” package

2-fold 2-fold (Sept. 19, 2014)

“Packet Kurikoshi”

(carry-over) service

(Oct. 1, 2014)

Extended usage period of topped up data quota

(Oct. 1, 2014)

Jun Sept Jun Sept

Recovery Trend (2)

Proportion of users with upside potential on the increase

Approx. 36%

2-fold

19%

Jun Jul Aug Sept

* Users with upside potential: User segments that offer usage growth potential after switching to new billing plan 28

Recovery Trend (3)

Revenue drop caused by migration to new billing plan shrinking

Difference of billed amount (one month before and after migration to new billing plan) Approx. 1/3

User switched in Jun User switched in Jul User switched in Aug User switched in Sept

FY2014/2H Priority Actions

Launch “docomo Hikari”

Upsell and further expand the uptake of new billing plan Facilitate migration to smartphones and encourage adoption of second mobile device (e.g., tablets) Step up sales of key “dmarket” services (“dvideo”, “dhits” and “dmagazine”) Further cost reduction

“docomo Hikari”

Planned for launch Feb. 2015

Bundle discounts when used in combination with new billing plan

Comfortable and unlimited use of network at home with maximum speed of 1Gbps

Worry-free and convenient one-stop billing plan, allowing users to choose from a wide variety of ISPs

“docomo Hikari Pack”

Set discount offered to users subscribing to both fiber and mobile

Max. speed:

1 Gbps

“docomo Hikari Pack”

“docomo Hikari Pack” Rates (Conceptual) Graduated savings with larger data buckets offering steeper discounts!

“docomo Hikari Pack” rates Mobile new billing plan rates “docomo Hikari” rates

“Hikari

Share Pack 30” “Share Pack 30” + = ! ! !

“Hikari

Share Pack 20” “Share Pack 20” + =

“Hikari

Share Pack 10” “Share Pack 10” + =

ISP ISP SAVINGS SAVINGS SAVINGS

Cost Reduction

Additional ¥50 billion cost reduction

(Billions of yen)

FY14/1H FY14 target

Achieved FY14/1H cost reduction:

in 1Q : -¥32 Initial

target: breakdown

-¥55

Achieved expenses

Equipment sales : -11 billion

in 2Q:-¥ 24

Depreciation/amortization, Loss : -9 billion FY14/1H: Additional on disposal of property, plant,

-¥56 cost

reduction: equipment & intangible assets

-¥50 Others : -36 billion

-¥105

FY2014 Shareholder Returns

Repurchase of own shares: Execution of open market purchase

Open market purchase of own shares planned to start in November 2014

Aggregate repurchase price (upper limit) : Approx. ¥192.3 billion

No. of shares to be repurchased (upper limit)

: Approx. 138,460,000 shares

Amendment of dividend guidance (forecast)

Forecast of FY2014 year-end dividend revised upward by ¥5/share

Annual dividend: ¥60/share Annual dividend: ¥65/share initial forecast revised forecast

1. Results Highlights

Principal Financial Results Operational Data

2. Revised Full-Year Guidance

Revised Guidance/Factors Behind Revision

Actions Planned for FY2014/2H

3. Medium-Term Targets for Income Recovery

Medium-Term Targets for Income Recovery

Item Target

Operating income FY2017: FY2013 level or higher

New businesses Operating income

income FY2017: Over ¥100 billion

Cost reduction (compared to FY2013 level)

Cost reduction

FY2017: -¥400 billion or more

FY2015-FY2017:

Capital expenditures

¥650 billion per annum or less Enhance shareholder returns through Shareholder returns dividend hike and share repurchase

Early recovery of mobile communications business Income growth of new businesses

Drastic cost reduction

Shift to a new stage of competition leveraging new billing plan and “docomo Hikari”

Appendices

Services, etc., Included in New Reportable Segments

Mobile Communications Business

Mobile communications services

Xi services (LTE) Satellite mobile communications services FOMA services (3G) International services

Sales of handset/equipment for each service etc.

Smart Life Business

“dmarket” (Media/Content, Commerce) Finance/Payment services Life-Related services

Video distribution service Credit service Cooking studio Music distribution service Proxy bill collection etc. Health management Electronic book service Medical database etc. Online shopping service etc. Shopping services (Commerce) Home shopping service Music software sales Food delivery etc.

Other Businesses

Mobile phone protection and delivery services

System development/sales/maintenance services etc.

U.S.

Operating Revenues GAAP

(Billions of yen)

4,590.0 4,400.0

2,199.0 2,173.0

FY2014 (Revised FY2014 (Initial full- FY2013/1H FY2014/1H

Forecast) year forecast) Mobile communications services 1,491.7 1,387.8 2,731.0 2,881.0 revenues Equipment sales revenues 399.4 441.9 895.0 935.0 Other operating revenues 307.8 343.3 774.0 774.0

“International services revenues” are included in “Mobile communications services revenues” 41

U.S.

Operating Expenses GAAP

(Billions of yen)

3,770.0 3,840.0

866.1 865.7

FY2014 (Revised FY2014 (Initial full-FY2013/1H FY2014/1H

Forecast) year forecast) Personnel expenses 142.7 141.4 288.0 288.0 Non-personnel expenses 1,085.1 1,140.0 2,476.0 2,504.0 Depreciation & amortization 339.1 323.4 659.0 715.0 Loss on disposal of property, plant 32.1 33.6 68.0 71.0 and equipment and intangible assets Communication network charges 107.2 114.8 239.0 223.0 Taxed and public duties 19.6 20.2 40.0 39.0 (Incl) Revenue-linked expenses* 561.0 586.2 1,273.0 1,286.0 (Incl) Other non-personnel expenses 524.1 553.8 1,203.0 1,218.0

Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses 42

U.S.

Capital Expenditures GAAP

(Billions of yen)

690.0 690.0

301.8 292.5

FY2014 (Revised FY2014 (Initial full-FY2013/1H FY2014/1H

Forecast) year forecast) Mobile communications business 127.7 185.9 418.0 406.0 (LTE) Mobile communications business 26.0 0.9 1.0 4.0 (FOMA) Mobile communications business 132.2 96.1 237.0 236.0 (other) Smart life business 9.4 5.7 21.0 27.0 Other 6.5 3.9 13.0 17.0

To conform to the change in reportable segments, items contained in the capital expenditures for FY2013/1H (actual) and FY2014 (Initial full-year forecast) have been reclassified from the former segment presentation.

* Research and development investments, which had previously been included in “Mobile phone business (LTE)” and “Mobile phone business (FOMA)” are recorded in “Mobile Communications Business (other)” under the new segment reporting structure.

Operational Results and Forecasts

				FY2013/1H (1)	FY2014/1H (2)	Changes (2) −(1)	FY2014 (Revised forecast)	FY2014 (Initial full-year forecast)
Cellular phone	No. of subscriptions (thousands)			61,772	64,295	+2,523	67,000	66,800
		FOMA		45,374	38,080	-7,294	37,300	37,000
		Xi		16,398	26,215	+9,817	29,700	29,800
		i-mode		29,228	24,320	-4,909	22,700	22,700
		sp-mode		21,079	25,742	+4,663	28,000	28,700
		Communication module service		3,271	3,465	+194	-	-
	Net additional subscriptions (thousands)			236	1,190	+954	3,900	3,700
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)	Total handsets sold		10,473	10,948	+475	22,800	23,300
		Xi	New Xi subsciption	1,883	2,445	+562	-	-
			Change of subscription from FOMA	3,604	2,816	-788	-	-
			Xi handset upgrade by Xi subscribers	933	2,518	+1,585	-	-
		FOMA	New FOMA subscription	1,533	1,220	-313	-	-
			Change of subscription from Xi	30	64	+34	-	-
			FOMA handset upgrade by FOMA subscribers	2,491	1,886	-605	-	-
	Smartphones sold (thousands)			6,319	6,757	+438	14,100	15,300
	Churn rate (%)			0.86	0.65	-0.21	-	-
	Aggregate ARPU (yen)			4,680	4,410	-270	4,350	4,390
		Voice ARPU (yen)		1,470	1,230	-240	1,180	1,240
		Packet ARPU (yen)		2,720	2,640	-80	2,600	2,620
		Smart ARPU (yen)		490	540	+50	570	530
	MOU (minutes)			110	108	-2	-	-

◆ ARPU and MOU calculation methods have been changed beginning with results presentation for the first six months of the fiscal year ending Mar. 31, 2015. Accordingly, the ARPU and MOU data for the first six months of the fiscal year ending Mar. 31, 2014 have been adjusted to align with the new calculation methods.

◆ For an explanation on ARPU, please see the slide "Definition and Calculation Methods of ARPU and MOU" in this document.

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Principal Services: Miscellaneous Data

FY2014/1Q FY2014/2Q Changes

(1) (2) (2) – (1) dmarket dvideo subscriptions (Millions) 4.13 4.00 -0.13 dhits subscriptions (Millions) 2.00 2.00 0 danime store subscriptions (Millions) 1.14 1.18 +0.04 dkids subscriptions (Millions) 0.09 0.12 +0.03 dmagazine subscriptions (Millions) 0.09 0.51 +0.42 docomo Service Pack

Osusume Pack subscriptions (Millions) 3.15 3.61 +0.46 Anshin Pack subscriptions (Millions) 5.40 6.58 +1.18

Other services

Karada-no-kimochi subs (Millions) 0.44 0.49 +0.05 NOTTV subscriptions (Millions) 1.64 1.63 -0.01

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

Voice ARPU Packet ARPU Smart ARPU (Yen) 5,270 5,340 5,370 5,310 5,300 5,230 5,220

(590) (660) (760) (850) (850)

(860) (870)

470 500 510 520 530

560 570

2,930 2,970 3,000 3,040 3,040

2,970 2,960

1,870 1,870 1,860 1,750 1,730 1,700 1,690

FY13/1Q 2Q 3Q 4Q FY14/1Q 2Q FY14 (Revised full-year

* Numbers in parentheses indicate impact of “Monthly Support” discounts

Smart ARPU is not impacted by “Monthly Support” discounts forecast)

ARPU calculation methods have been changed beginning with results presentation for the first six months of the fiscal year ending Mar. 31, 2015. Accordingly, ARPU data for the fiscal year ending Mar. 31, 2014 and the first quarter of the fiscal year ending Mar. 31, 2015. have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document. 46

Aggregate ARPU/MOU

Voice ARPU Packet ARPU Smart ARPU (Yen) 4,680 4,680 4,610 4,460 4,450 4,370 4,350 470 500 510 520 530 560 570

2,720 2,720 2,700

2,680 2,670 2,620 2,600

1,490 1,460 1,400 1,260 1,250

1,190 1,180

FY13/1Q 2Q 3Q 4Q FY14/1Q 2Q FY14 (Revised full-year MOU forecast)

111 110 110 105 103 112

minutes

ARPU and MOU calculation methods have been changed beginning with results presentation for the first six months of the fiscal year ending Mar. 31, 2015. Accordingly, ARPU and MOU data for the fiscal year ending Mar. 31, 2014 and the first quarter of the fiscal year ending Mar. 31, 2015. have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document. 47

Key Indicators

	FY2013/1H	FY2014/1H	FY2013/End	FY2014/End (Revised forecast)	FY2014/End (Initial forecast)
Profitability/efficiency indicators					
EBITDA (billions of yen)	826.5	743.8	1,572.2	1,326.0	1,499.0
EBITDA margin (%)	37.6	34.2	35.2	30.1	32.7
Adjusted free cash flow (billions of yen)	199.3	143.5	257.2	160.0	280.0
ROE (%) *Net income attributable to NTT DOCOMO, INC/shareholders' equity	5.5	4.7	8.4	7.6	8.7
ROCE (%) Operating income before tax/(shareholders' equity + interest bearing liabilities)*1	8.3	6.9	14.3	10.8	13.1
Safety indicators					
Shareholders' equity ratio (%) *Shareholders' equity/ Total assets	76.6	77.3	75.2	74.5	75.0
Debt ratio *Interest bearing liabilities / shareholders' equity	0.044	0.042	0.041	0.075	0.041
Interest bearing liabilities/EBITDA multiples	-	-	0.15	0.30	0.15
Equity value indicators					
EPS (yen) *Net income attributable to NTT DOCOMO, INC per share	-	-	112.07	104.45	120.4
PER *Market capitalization/net income	-	-	14.53	—	—
PBR *Market capitalization/shareholders' equity	1.2	1.3	1.2	—	—
Dividend payout ratio (%)	-	-	53.5	62.2	49.8
Dividend yield (%) Annual cash dividend per share/Closing share price at end of period	-	-	3.7	—	—
Market capitalization (billions of yen) Closing share price x number of outstanding shares (excluding treasury stocks) as of the end of the fiscal period	6,601.6	7,258.4	6,750.9	—	—

* ROE and ROCE are calculated using the average end-of-period shareholders' equity and interest bearing liabilities for the current and previous fiscal periods.
*The number of shares as of March 31, 2015 forecast is calculated based on the assumption of conducting share repurchase of 320 million shares (upper limit) for 500 billion yen (upper limit) as resolved by the Board of Directors of the Company on April 25, 2014.
*Adjusted free cash flow excludes the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

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Docomo ntt

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU and MOU calculations. 50

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures (1)

i. EBITDA and EBITDA margin (Billions of yen)

Year ending

Year ended Six months ended Six months ended March 31, 2015 March 31, 2014 September 30,2013 September 30,2014 (Revised Forecasts) a. EBITDA ¥ 1,326.0 ¥ 1,572.2 ¥ 826.5 ¥ 743.8 Depreciation and amortization (659.0) (718.7) (339.1) (323.4) Loss on sale or disposal of property, plant and equipment (37.0) (34.3) (14.2) (20.8) Operating income 630.0 819.2 473.2 399.6 Other income (expense) 9.0 13.9 8.6 4.5 Income taxes (221.0) (308.0) (183.6) (141.9) Equity in net income (losses) of affiliates 1.0 (69.1) (1.0) (3.7)

Less: Net (income) loss attributable to noncontrolling interests 1.0 8.8 3.2 1.0 b. Net income attributable to NTT DOCOMO, INC. 420.0 464.7 300.4 259.5 c. Operating revenues 4,400.0 4,461.2 2,199.0 2,173.0 EBITDA margin (=a/c) 30.1% 35.2% 37.6% 34.2% Net income margin (=b/c) 9.5% 10.4% 13.7% 11.9%

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE before tax effect (Billions of yen)

Year ending

Year ended Six months ended Six months ended March 31, 2015 March 31, 2014 September 30,2013 September 30,2014 (Revised Forecasts) a. Operating income ¥ 630.0 ¥ 819.2 ¥ 473.2 ¥ 399.6 b. Capital employed 5,822.7 5,748.0 5,719.7 5,785.3 ROCE before tax effect (=a/b) 10.8% 14.3% 8.3% 6.9%

Notes: Capital Capital employed employed (for (for annual six period) period) = = The The average average of of (NTT (NTT DOCOMO, DOCOMO, INC. INC. shareholders’ shareholders‘ equity equity ++ Interest Interest bearing bearing liabilities), liabilities),each each as as of of March March 31, 31, 2014 2014 (or (or 2013) 2013) and and 2015 2015 (or (or 2014) 2014) and September 30,2013) Interest bearing liabilities = Current portion of of long - term debt + Shortt - term borrowings + + Long - term debt

The effective tax rate for the year ending September 30,2014 and March 31,2015 Forecast was 35.8%.

The effective tax rate for the year ending September 30,2014 and March 31,2015 51

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures (2)

iii. Free cash flows excluding changes in investments for cash management purposes

(Billions of yen)

Year ending

Year ended Six months ended Six months ended March 31, 2015 March 31, 2014 September 30,2013 September 30,2014 (Revised Forecasts) Net cash provided by operating activities ¥ 850.0 ¥ 1,000.6 ¥ 579.7 ¥ 524.3

Net cash used in investing activities (690.0) (703.6) (452.4) (393.4)

Free cash flows 160.0 297.1 127.2 131.0

Changes in investments for cash management purposes—39.9 (72.0) (12.5) Free cash flows excluding changes in investments for cash 160.0 257.2 199.3 143.5 management purposes

Notes: Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2015.

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2015 due to the difficulties in forecasting such effect.

Special Note Regarding Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited. (3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs. (5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect. (7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems. (8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. or Company their respective names, product organizations. names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC.

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